Exhibit 99.1

Sierra Metals Announces New High-Grade Zone Discovery at Its Yauricocha Mine in Peru

  Exploration drilling of 8 holes, intercepts high grade sulfide adjacent to existing underground operations at Yauricocha Mine.
  Drilling demonstrates high grade mineralization potential which continues and remains open above the 1120 level.

TORONTO--(BUSINESS WIRE)--April 28, 2022--Drill hole highlights include:

Hole	Width (m)	Cu (%)	Zn (%)	CuEq (%)
ECF 10 22 02	2.85	0.31	12.94	6.39
	4.90	0.33	27.22	11.86
ECF 10 22 04	0.55	0.20	12.18	5.89
ECF 10 22 05	4.80	6.41	3.51	9.38
	1.40	0.46	20.3	8.89
ECF 10 22 03 A	1.15	0.16	15.15	6.68
ECF 10 22 04 A	2.65	2.06	8.36	6.13
*True widths have not been determined

Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (“Sierra Metals” or “the Company”) is pleased to announce the discovery of a new high grade ore sulfide zone referred to as the “Fortuna” zone, located adjacent to the current mine operations. The discovery comes as part of an ongoing exploration drilling program at the Yauricocha Mine.

To date, 8 holes have been executed from the 720 level of the Yauricocha Mine within the Yauricocha System. These holes have intercepted mineralization containing high-grade Copper, Zinc and Lead zones. These results demonstrate the potential for high grade mineralization within the reported, and surrounding, areas.

Luis Marchese, CEO of Sierra Metals stated: “Today’s results represent significant progress in our efforts to expand Yauricocha’s ore resource within currently permitted levels of the mine. Mining of this readily accessible new high grade zone will increase expected ore grade for the next couple of years. We are working towards accessing part of the orebody as early as Q3 of 2022 which would have a positive impact on head grades in the second half of 2022.”

Alonso Lujan, Vice President, Exploration of Sierra Metals commented: “The reported results from the Fortuna zone, located laterally, between the Esperanza zone and Cachi Cachi Mine demonstrates the continued resource potential within the Yauricocha Mine.” He added, “The high value ore that has been defined suggests that continued exploration in the area is warranted, to better define its potential.”

Table 1.1 Shows the results of the drilling program

Hole Number	From	To	Width**	Ag	Pb	Cu	Zn	Au	CuEq
			m	g/t	%	%	%	g/t	%
ECF 10 22 02	397.25	400.10	2.85	72	3.91	0.31	12.94	0.30	6.39
	404.65	409.55	4.90	95	5.14	0.33	27.22	0.49	11.86
	417.00	418.60	1.60	19	0.50	0.10	3.70	0.16	1.72
	418.60	424.70	6.10	20	0.56	0.09	1.77	0.17	1.08
	424.70	428.70	4.00	134	0.86	0.42	12.98	0.65	6.52

ECF 10 22 04	396.35	396.90	0.55	52	4.43	0.20	12.18	0.15	5.89

ECF 10 22 05	366.40	371.20	4.80	126	1.76	6.41	3.51	0.58	9.38
	376.00	382.00	6.00	25	0.57	0.11	5.36	0.18	2.38
	433.50	434.90	1.40	172	0.52	0.46	20.30	0.00	8.89
	446.20	449.40	3.20	15	0.43	0.12	1.63	0.00	0.89

ECF 10 22 01 A	132.00	133.00	1.00	12	0.12	0.20	1.09	0.04	0.72
	135.00	136.00	1.00	30	0.25	1.14	1.18	0.03	1.86
	139.40	148.45	8.95	38	1.52	1.19	6.08	0.45	4.19

ECF 10 22 02 A	138.40	138.75	0.35	21	0.42	0.76	2.49	0.28	2.04
	138.75	139.70	0.95	24	0.49	0.95	1.86	0.34	2.09
	139.70	140.60	0.90	46	0.54	3.31	1.73	0.68	4.81
	141.50	142.35	0.85	22	0.43	0.93	1.79	0.25	1.97
	155.20	155.50	0.30	7	0.18	0.06	1.97	0.65	1.22

ECF 10 22 03 A	175.35	176.50	1.15	68	2.31	0.16	15.15	0.44	6.68

ECF 10 22 04 A	132.00	134.00	2.00	36	0.78	0.77	3.51	0.16	2.53
	134.00	136.65	2.65	71	1.48	2.06	8.36	0.50	6.13

*Prices Consensus Ag 24.05USD/Oz,Au 1806 USD/Oz,Pb 1.0USD/Lb,Zn 1.47USD/Lb,Cu 4.31USD/Lb
**True widths have not been determined

Method of Analysis

Samples are prepared at the Yauricocha lab facilities at the Chumpe Mill, which is located on site. Drill core samples from the mine are assayed utilizing two procedures. Silver, Lead, Zinc and Copper are assayed by atomic absorption. Gold is fire-assayed with an atomic absorption finish. Diamond drill core samples sent for analysis consist of half NQ size or BQ size drill core which is split on site.

Quality Control

Américo Zuzunaga, FAusIMM CP (Mining Engineer) and Vice President of Corporate Planning, is a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company with Green Metal exposure including increasing copper production and base metal production with precious metals byproduct credits, focused on the production and development of its Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

For further information regarding Sierra Metals, please visit www.sierrametals.com

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the date of the 2020 Shareholders' Meeting and the anticipated filing of the Compensation Disclosure. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in the Company's annual information form dated March 16, 2022 for its fiscal year ended December 31, 2021 and other risks identified in the Company's filings with Canadian securities regulators and the United States Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above are not an exhaustive list of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and is inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations, and opinions of management on the date the statements are made, and the Company does not assume any obligation to update such forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Investor Relations
Sierra Metals Inc.
(416) 366 7777
Email: info@sierrametals.com

J.Alonso Lujan
Vice President, Exploration Sierra Metals Inc.
(51) 630 3100
(52) 614 426 0211

Luis Marchese
President & CEO
Sierra Metals Inc.
(416) 366 7777